SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549


                                         FORM 11-K


 X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
      For the fiscal year ended: December 31, 1996

___   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
      For the transition period from ___________ to ___________.

      Commission file number: 1-9813




                       GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
                                 (Full title of the Plan)


                                      GENENTECH, INC.
                (Name of issuer of the securities held pursuant to the Plan)


                              460 Point San Bruno Boulevard
                          South San Francisco, California  94080
                          (address of principal executive office)

                        Genentech, Inc. Tax Reduction Investment Plan
                               Index to Financial Statements


                       Item                                              Page No.
     __________________________________________________________          _________
      Statement Of Net Assets Available For Benefits With Fund
        Information At December 31, 1996 and 1995                           3-4

      Statement Of Changes In Net Assets Available
        For Benefits With Fund Information for Years Ended
        December 31, 1996 and 1995                                          5-8

      Notes To Financial Statements                                        9-14

      Report Of Ernst & Young LLP, Independent Auditors                      15

      Signatures                                                             16


















                                             Page 2

                      Genentech, Inc. Tax Reduction Investment Plan
            Statement Of Net Assets Available For Benefits With Fund Information
                                     December 31, 1996

                                                      FIDELITY
                       GENENTECH        FIDELITY       GROWTH        FIDELITY       FIDELITY
                         COMMON         MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                       STOCK FUND         FUND          FUND        INCOME FUND     BOND FUND
                       ___________    ___________    ___________    ___________    ___________
ASSETS:
Investments, at
  fair value           $ 8,403,851    $33,142,803    $17,360,152    $27,078,832    $ 2,933,257

Contribution
  receivable from
   Genentech, Inc.         375,407      1,351,091        943,834      1,225,961        159,902
                       ___________    ___________    ___________     __________     __________
Net assets
  available for
   benefits            $ 8,779,258    $34,493,894    $18,303,986    $28,304,793    $ 3,093,159
                       ===========    ===========    ===========    ===========    ===========


                                                      FIDELITY       FIDELITY       FIDELITY
                        FIDELITY       FIDELITY        ASSET          ASSET           ASSET
                        OVERSEAS       BALANCED       MANAGER        MANAGER:        MANAGER:
                          FUND           FUND           FUND        GROWTH FUND    INCOME FUND
                       ___________    ___________    ___________    ___________    ___________
ASSETS:

Investments, at
  fair value           $ 4,783,884    $14,115,444    $ 1,305,895    $ 1,396,410    $   466,683

Contribution
  receivable from          303,851        563,957         87,305        128,964         33,340
   Genentech, Inc.
                       ___________    ___________    ___________    ___________    ___________
Net assets
  available for
   benefits            $ 5,087,735    $14,679,401    $ 1,393,200    $ 1,525,374    $   500,023
                       ===========    ===========    ===========    ===========    ===========


                        FIDELITY
                        RETIREMENT     FIDELITY
                          MONEY       U.S. EQUITY    PARTICIPANT
                       MARKET FUND    INDEX FUND        LOANS         TOTAL
                       ___________    ___________    ___________   ____________
ASSETS:

Investments, at
  fair value           $10,593,850    $ 5,680,716    $ 3,326,576   $130,588,353

Contribution
  receivable from
   Genentech, Inc.         537,155        340,828              0      6,051,595
                       ___________    ___________    ___________   ____________
Net assets
  available for
   benefits            $11,131,005    $ 6,021,544    $ 3,326,576   $136,639,948
                       ===========    ===========    ===========   ============

                                     See accompanying notes.


                                             Page 3

                          Genentech, Inc. Tax Reduction Investment Plan
            Statement Of Net Assets Available For Benefits With Fund Information
                                     December 31, 1995

                                                      FIDELITY
                       GENENTECH        FIDELITY       GROWTH        FIDELITY       FIDELITY
                         COMMON         MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                       STOCK FUND         FUND          FUND        INCOME FUND     BOND FUND
                       ___________    ___________    ___________    ___________    ___________
ASSETS:
Investments, at
  fair value           $ 9,153,498    $30,153,976    $11,291,205    $18,106,286    $ 2,428,446

Contribution
  receivable from
   Genentech, Inc.         459,360      1,493,479        719,731        994,786        159,680
                       ___________    ___________    ___________    ___________    ___________
Net assets
  available for
   benefits            $ 9,612,858    $31,647,455    $12,010,936    $19,101,072    $ 2,588,126
                       ===========    ===========    ===========    ===========    ===========

                                                      FIDELITY      FIDELITY       FIDELITY
                        FIDELITY       FIDELITY        ASSET         ASSET           ASSET
                        OVERSEAS       BALANCED       MANAGER       MANAGER:        MANAGER:
                          FUND           FUND           FUND       GROWTH FUND    INCOME FUND
                       ___________    ___________    __________    ___________    ___________
ASSETS:

Investments, at
  fair value           $ 3,238,236    $13,340,101    $  719,994    $   576,120    $   193,856

Contribution
  receivable from
   Genentech, Inc.         272,473        646,863        63,926         66,657         20,398
                       ___________    ___________    __________    ___________    ___________
Net assets
  available for
   benefits            $ 3,510,709    $13,986,964    $  783,920    $   642,777    $   214,254
                       ===========    ===========    ==========    ===========    ===========


                        FIDELITY
                        RETIREMENT     FIDELITY
                          MONEY       U.S. EQUITY    PARTICIPANT
                       MARKET FUND    INDEX FUND        LOANS           TOTAL
                       ___________    ___________    ___________    ____________
ASSETS:

Investments, at
  fair value           $ 9,077,890    $ 2,653,009    $ 2,439,890    $103,372,507

Contribution
  receivable from
   Genentech, Inc.         526,864        166,368             -        5,590,585
                       ___________    ___________    ___________    ____________
Net assets
  available for
   benefits            $ 9,604,754    $ 2,819,377    $ 2,439,890    $108,963,092
                       ===========    ===========    ===========    ============

                                     See accompanying notes.



                                            Page 4

                      Genentech, Inc. Tax Reduction Investment Plan
        Statement Of Changes In Net Assets Available For Benefits With Fund Information
                                 Year Ended December 31, 1996

                                                        FIDELITY
                          GENENTECH       FIDELITY       GROWTH        FIDELITY       FIDELITY
                            COMMON        MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                          STOCK FUND        FUND          FUND        INCOME FUND     BOND FUND
                          ___________    ___________   ___________    ___________    ___________
Investment income:
  Interest and
   dividends              $         0    $ 5,213,751   $   750,272    $ 1,296,172    $   183,192
  Realized/unrealized
   gain(loss), net             88,550     (1,673,186)    1,481,322      2,943,030        (86,751)
                          ___________    ___________   ___________    ___________    ___________
    Total investment
      income                   88,550      3,540,565     2,231,594      4,239,202         96,441

Contributions:
  Basic                       830,540      3,258,021     2,003,675      2,453,471        332,688
  Rollover                     38,368        271,323       359,704        504,153         95,272
  Employer match              375,407      1,351,843       943,927      1,226,146        159,902
                          ___________    ___________   ___________    ___________    ___________
    Total contributions     1,244,315      4,881,187     3,307,306      4,183,770        587,862

Distributions                (517,198)    (2,229,268)     (906,200)    (1,708,484)       (88,385)
Administrative fees            (3,200)        (3,823)       (1,000)        (1,563)          (538)
Transfers between funds    (1,646,067)    (3,342,222)    1,661,350      2,490,796        (90,347)
                          ___________    ___________   ___________    ___________    ___________
Net change
  during the year            (833,600)     2,846,439     6,293,050      9,203,721        505,033
Net assets available
  for benefits:
    Beginning of year       9,612,858     31,647,455    12,010,936     19,101,072      2,588,126
                          ___________    ___________   ___________    ___________    ___________
    End of year           $ 8,779,258    $34,493,894   $18,303,986    $28,304,793    $ 3,093,159
                          ===========    ===========   ===========    ===========    ===========

                                                         FIDELITY      FIDELITY       FIDELITY
                           FIDELITY       FIDELITY        ASSET         ASSET          ASSET
                           OVERSEAS       BALANCED       MANAGER       MANAGER:       MANAGER:
                            FUND            FUND          FUND       GROWTH FUND    INCOME FUND
                          ___________   ____________   ___________    ___________   ___________

Investment income:
  Interest and dividends  $   287,003   $    655,819   $    96,361    $   116,370   $    30,819
  Realized/unrealized
   gain, net                  216,397        558,546        33,525         44,844           735
                          ___________   ____________   ___________    ___________   ___________
    Total investment
     income                   503,400      1,214,365       129,886        161,214        31,554

Contributions:
  Basic                       668,507      1,292,258       176,278        266,531        67,465
  Rollover                    104,656        183,831        46,839        147,071        33,493
  Employer match              303,851        564,230        87,305        128,963        33,340
                          ___________   ____________   ___________    ___________   ___________
    Total contributions     1,077,014      2,040,319       310,422        542,565       134,298

Distributions                (462,876)      (566,746)      (15,720)       (25,929)      (33,219)
Administrative fees              (100)        (1,825)          (12)           (37)            0
Transfers between funds       459,588     (1,993,676)      184,704        204,784       153,136
                          ___________   ____________   ___________    ___________   ___________
Net change during the year  1,577,026        692,437       609,280        882,597       285,769
Net assets available
  for benefits:
    Beginning of year       3,510,709     13,986,964       783,920        642,777       214,254
                          ___________   ____________   ___________    ___________   ___________
    End of year           $ 5,087,735   $ 14,679,401   $ 1,393,200    $ 1,525,374   $   500,023
                          ===========   ============   ===========    ===========   ===========

                                           Page 5

                       Genentech, Inc. Tax Reduction Investment Plan
       Statement Of Changes In Net Assets Available For Benefits With Fund Information
                                 Year Ended December 31, 1996

                           FIDELITY
                          RETIREMENT      FIDELITY
                             MONEY       U.S. EQUITY    PARTICIPANT
                          MARKET FUND    INDEX FUND        LOANS         TOTAL
                          ___________    ___________    ___________   ____________
Investment income:
  Interest and dividends  $   504,185    $   118,579    $   278,216   $  9,530,739
  Realized/unrealized
   gain, net                        0        735,934              0      4,342,946
                          ___________    ___________    ___________   ____________
    Total investment
     income                   504,185        854,513        278,216     13,873,685

Contributions:
  Basic                     1,066,131        601,080              0     13,016,645
  Rollover                    183,294        236,167              0      2,204,171
  Employer Match              537,758        341,013              0      6,053,685
                          ___________    ___________    ___________   ____________
    Total contributions     1,787,183      1,178,260              0     21,274,501

Distributions                (510,852)      (265,711)      (123,808)    (7,454,396)
Administrative fees            (4,448)          (388)             0        (16,934)
Transfers between funds      (249,817)     1,435,493        732,278              0
                          ___________    ___________    ___________   ____________
Net change during the year  1,526,251      3,202,167        886,686     27,676,856

Net assets available
  for benefits:
    Beginning of year       9,604,754      2,819,377      2,439,890    108,963,092
                          ___________    ___________    ___________   ____________
    End of year           $11,131,005    $ 6,021,544    $ 3,326,576   $136,639,948
                          ===========    ===========    ===========   ============



                                     See accompanying notes.


























                                             Page 6

                      Genentech, Inc. Tax Reduction Investment Plan
       Statement Of Changes In Net Assets Available For Benefits With Fund Information
                               Year Ended December 31, 1995

                                                        FIDELITY
                          GENENTECH       FIDELITY       GROWTH        FIDELITY       FIDELITY
                            COMMON        MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                          STOCK FUND        FUND          FUND        INCOME FUND     BOND FUND
                          ___________    ___________   ___________    ___________    ___________
Investment income:
  Interest and
   dividends              $        -     $ 1,715,515   $   502,859    $   850,049    $   132,127
  Realized/unrealized
   gain, net                1,344,329      5,870,835     1,972,702      3,470,977        118,389
                          ___________    ___________   ___________    ___________    ___________
    Total investment
      income                1,344,329      7,586,350     2,475,561      4,321,026        250,516

Contributions:
  Basic                     1,143,846      2,910,678     1,273,734      1,946,677        310,787
  Rollover                    261,754        333,612       216,167        229,046         34,878
  Employer match              459,360      1,493,959       720,374        995,699        159,680
                          ___________    ___________   ___________    ___________    ___________
    Total contributions     1,864,960      4,738,249     2,210,275      3,171,422        505,345

Distributions                (423,696)    (1,801,816)     (541,503)      (619,711)       (56,264)
Administrative fees                -            (483)         (312)          (837)          (388)
Transfers between funds    (2,823,235)     1,402,969     2,707,495      1,608,971        191,113
                          ___________    ___________   ___________    ___________    ___________
Net change
  during the year             (37,642)    11,925,269     6,851,516      8,480,871        890,322
Net assets available
  for benefits:
    Beginning of year       9,650,500     19,722,186     5,159,420     10,620,201      1,697,804
                          ___________    ___________   ___________    ___________    ___________
    End of year           $ 9,612,858    $31,647,455   $12,010,936    $19,101,072    $ 2,588,126
                          ===========    ===========   ===========    ===========    ===========

                                                         FIDELITY      FIDELITY       FIDELITY
                           FIDELITY       FIDELITY        ASSET          ASSET          ASSET
                           OVERSEAS       BALANCED       MANAGER        MANAGER:       MANAGER:
                             FUND           FUND           FUND       GROWTH FUND    INCOME FUND
                          ___________    ___________   ___________    ___________    ___________
Investment income:
  Interest and dividends  $    75,747    $   591,831   $    18,933    $     8,503    $     7,705
  Realized/unrealized
   gain, net                  227,256      1,308,728        82,033         95,392         15,324
                          ___________    ___________   ___________    ___________    ___________
    Total investment
     income                   303,003      1,900,559       100,966        103,895         23,029

Contributions:
  Basic                       701,074      1,497,445       137,436        172,501         41,767
  Rollover                     46,623         72,763        53,228         51,973         16,076
  Employer match              272,473        647,176        63,926         66,657         20,398
                          ___________    ___________   ___________    ___________    ___________
    Total contributions     1,020,170      2,217,384       254,590        291,131         78,241

Distributions                (198,043)      (789,539)      (15,891)        (1,712)        (1,239)
Administrative fees                -          (1,938)           -             (25)            -
Transfers between funds      (995,915)    (2,869,930)       34,101       (277,403)         3,245
                          ___________    ___________   ___________    ___________    ___________
Net change during the year    129,215        456,536       373,766        115,886        103,276

Net assets available
  for benefits:
    Beginning of year       3,381,494     13,530,428       410,154        526,891        110,978
                          ___________    ___________   ___________    ___________    ___________
    End of year           $ 3,510,709    $13,986,964   $   783,920    $   642,777    $   214,254
                          ===========    ===========   ===========    ===========    ===========

                                            Page 7

                       Genentech, Inc. Tax Reduction Investment Plan
        Statement Of Changes In Net Assets Available For Benefits With Fund Information
                                Year Ended December 31, 1995

                           FIDELITY
                          RETIREMENT      FIDELITY
                             MONEY       U.S. EQUITY    PARTICIPANT
                          MARKET FUND    INDEX FUND        LOANS         TOTAL
                          ___________    ___________    ___________   ____________
Investment income:
  Interest and dividends  $   499,820    $    52,206    $   202,900   $  4,658,195
  Realized/unrealized
   gain, net                       -         442,105             -      14,948,070
                          ___________    ___________    ___________   ____________
    Total investment
     income                   499,820        494,311        202,900     19,606,265

Contributions:
  Basic                     1,167,442        289,759             -      11,593,146
  Rollover                     32,259         78,812             -       1,427,191
  Employer match              536,574        166,368             -       5,602,644
                          ___________    ___________    ___________   ____________
    Total contributions     1,736,275        534,939             -      18,622,981

Distributions                (643,106)       (37,321)       (57,769)    (5,187,610)
Administrative fees            (3,450)          (213)            -          (7,646)
Transfers between funds      (156,472)       988,470        186,591             -
                          ___________    ___________    ___________   ____________
Net change during the year  1,433,067      1,980,186        331,722     33,033,990

Net assets available
  for benefits:
    Beginning of year       8,171,687        839,191      2,108,168     75,929,102
                          ___________    ___________    ___________   ____________
    End of year           $ 9,604,754    $ 2,819,377    $ 2,439,890   $108,963,092
                          ===========    ===========    ===========   ============



                                     See accompanying notes.

























                                            Page 8

                     Genentech, Inc. Tax Reduction Investment Plan
                           Notes to Financial Statements

(1)   Description of the Plan:

 The following description of the Genentech, Inc. Tax Reduction Investment Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  The Plan was established, effective January 1, 1985, by Genentech, Inc. (the Company) for the benefit of eligible employees of the Company in order to provide them with a means of supplementing their retirement income on a tax-favored basis, an incentive to continue and increase their efforts to contribute to the success of the Company, and an opportunity to acquire an equity interest in the Company. The Plan accomplishes this through a savings program which is based on systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis. The "deferred" part of the employee's salary is then invested in the Plan. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

  Individuals eligible to participate under the Plan must be employees of the Company or employees of an affiliate of the Company that adopts the Plan with the approval of the Board of Directors. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by the Company, unless such employee has completed at least 1,000 hours of service in a 12-month period; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into the Company, unless the Company designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any leased employee as defined under the Internal Revenue Code of 1986, as amended (Code).

  The Board of Directors of the Company has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members remain fully (100%) vested and nonforfeitable. The balances credited to their accounts shall remain with the Plan trustee until they become distributable in accordance with the Plan.

  The Company matches a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation (Match). The Match is effective December 31st of each year (Effective Date) and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year. In the first quarter of 1997 and 1996, the Company contributed approximately $6.1 million and $5.6 million, respectively, to the Plan in accordance with the terms of the Plan.

  The Plan trustee is Fidelity Management Trust Company (Plan Trustee). All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee's fees and expenses are paid by the Company and are not charged to the Plan. Accounts of terminated employees who continue to hold an account under the Plan as non-employee participants are charged an annual fee of $50.00 by the Company. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody.

Effective as of May 8, 1996, the Company changed the mechanics of its Genentech Common Stock Fund (Stock Fund) to a unitized fund which assigns units to participants rather than shares of the Company's stock. These units represent a proportionate interest in all of the assets of the Stock Fund, which includes shares of the Company's common stock and a small percentage (approximately 2%, although the percentage may vary over time) in short-term investments. A net asset value per unit will be determined daily for each unit outstanding in

                     Genentech, Inc. Tax Reduction Investment Plan
                           Notes to Financial Statements


the Stock Fund. The return earned by the Stock Fund will represent a combination of the dividends paid on the shares of the Company's common stock (the Company's common stock currently does not pay a dividend) held by the Stock Fund, gains or losses realized on sales of the Company's common stock, appreciation or depreciation in the market price of those shares owned, and interest on the short-term investments held by the Stock Fund.

The outstanding units and net asset values for the Stock Fund are calculated at the end of each month by the Plan Trustee. The monthly Stock Fund units and net asset value per unit for the period ending May 31, 1996 through December 31, 1996 are as follows:

                                              Number           Net         Net Asset
                                                of            Asset          Value
                                              Units           Value         Per Unit
                                              -------     -------------    -----------
May 31, 1996:
  Genentech Common Stock                      170,901      $ 8,993,665       $52.62
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         122,580          122,580         1.00

June 30, 1996:
  Genentech Common Stock                      169,001        8,851,427        52.37
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          45,181           45,181         1.00

July 31, 1996:
  Genentech Common Stock                      164,601        8,662,128        52.63
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         127,632          127,632         1.00

August 31, 1996:
  Genentech Common Stock                      162,080        8,509,200        52.50
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          49,181           49,181         1.00

September 30, 1996:
  Genentech Common Stock                      158,380        8,374,343        52.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         120,408          120,408         1.00

October 31, 1996:
  Genentech Common Stock                      156,780        8,446,523        53.88
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         108,720          108,720         1.00

November 30, 1996:
  Genentech Common Stock                      155,268        8,403,881        54.13
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                          84,407           84,407         1.00

December 31, 1996:
  Genentech Common Stock                      154,568        8,292,400        53.65
  Fidelity Institutional Cash Portfolio:
    Money Market Fund                         111,451          111,451         1.00

In 1996 and 1995, each participant in the Plan could elect to defer up to the lower of $9,500 ($9,240 in 1995) or 12% of his or her eligible compensation, subject to limitations of the Code. For the plan years 1996 and 1995, each participant directed the investment of his or her contributions in any of the following twelve investment funds of the Plan (or any combination thereof):

                  Genentech, Inc. Tax Reduction Investment Plan
                          Notes to Financial Statements

Genentech Common Stock Fund

  This fund invests primarily in the callable putable common stock of the Company, which is purchased at full market price. In addition, a small percentage of this fund (approximately 2%, although the percentage may vary over time) invests in the Fidelity Institutional Cash Portfolio: Money Market Fund to provide liquidity for the timely settlement of trades. The callable putable common stock of the Company does not currently pay dividends; therefore the return on this fund is largely dependent on the performance of the stock and to a lesser degree, the interest received on the short-term investments. See above for information on the unitization of this fund.

Fidelity Magellan, registered trademark, Fund

  The Fidelity Magellan Fund is a mutual fund managed by Fidelity Management and Research Company (FMR). The fund invests in the common stocks, and securities convertible into common stocks, of all types of domestic and foreign companies.

Fidelity Growth Company Fund

   The Fidelity Growth Company Fund is a mutual fund managed by FMR. It invests primarily in common stock of companies which it believes have the potential for above-average growth.

Fidelity Growth & Income Portfolio

  The Fidelity Growth & Income Portfolio is managed by FMR and invests primarily in securities of U.S. and foreign companies that offer growth of earnings potential while paying current dividends. The Portfolio may also invest in bonds.

Fidelity Intermediate Bond Fund

  The Fidelity Intermediate Bond Fund is a mutual fund managed by FMR. The fund invests in all types of U.S. and foreign bonds, including corporate or U.S. government issues. The fund selects bonds considered medium to high quality and normally maintains an average maturity of 3-10 years.

Fidelity Overseas Fund

  The Fidelity Overseas Fund is a mutual fund managed by FMR. The fund invests in foreign securities including common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

Fidelity Balanced Fund

  The Fidelity Balanced Fund is a mutual fund managed by FMR that invests in a broad variety of high yielding U.S. and foreign securities. The fund maintains at least 25% of its assets in fixed income securities (bonds) and preferred stocks.

Fidelity Asset Manager, trademark, Fund

  The Fidelity Asset Manager Fund is a mutual fund managed by FMR. The Asset Manager Fund allocates its assets among domestic and foreign equities, bonds and short-term instruments, aiming for an investment mix of 40% stocks, 40% bonds and 20% short-term investments.

Fidelity Asset Manager: Growth Fund

  The Fidelity Asset Manager: Growth Fund, managed by FMR, invests in domestic and foreign stocks, bonds and short-term instruments, aiming for an investment mix of 65% stocks, 30% bonds and 5% short-term investments.

                  Genentech, Inc. Tax Reduction Investment Plan
                          Notes to Financial Statements


Fidelity Asset Manager: Income Fund

  The Fidelity Asset Manager: Income Fund is a mutual fund managed by FMR which invests in domestic and foreign stocks, bonds and short-term instruments, aiming for an investment mix of 20% stocks, 30% bonds and 50% short-term investments.

Fidelity Retirement Money Market Portfolio

  The Fidelity Retirement Money Market Portfolio is a mutual fund managed by FMR. It invests in high-quality U.S. dollar-denominated money market instruments of U.S. and foreign issuers, including short-term corporate obligations and certificates of deposit.

Fidelity U.S. Equity Index Portfolio

  The Fidelity U.S. Equity Index Portfolio, managed by FMR, invests mostly in the common stocks of the 500 companies that make up the Standard & Poor's Composite Index.

Participant Loans

  Loans are made only to Plan participants, at fixed interest rates (presently 2% above the then current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

  Distributions under the Plan will be made upon a participant's death, disability, retirement or other termination of employment with the Company, attainment of age 70-1/2, or authorized exercise of his or her withdrawal rights under the Plan. Participants must consent to a distribution unless he or she has attained age 62 or the balance credited to his or her account under the Plan does not exceed and has not exceeded $3,500). Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

  Prior to termination of employment with the Company, the Plan administrator may grant a participant's request for a withdrawal if the Plan administrator makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, Plan participants may withdraw up to the entire balance of Plan accounts if over age 59-1/2 at the time of withdrawal.

(2)   Summary of Significant Accounting Policies:

Investment Valuation

  Investments are stated at market value at year end. The Genentech Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth Company Fund, Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Overseas Fund, Fidelity Balanced Fund, Fidelity Asset Manager Fund, Fidelity Asset
Manager: Growth Fund, Fidelity Asset Manager: Income Fund, and Fidelity U.S. Equity Index Portfolio securities are valued at the last reported sales price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end; the Fidelity Retirement Money Market Portfolio instruments and Participant Loans are valued on the basis of historical cost which approximates fair value.

                  Genentech, Inc. Tax Reduction Investment Plan
                          Notes to Financial Statements


Contributions

  Basic contributions are accrued and vested when deducted from employee pay; the Match is accrued and vested on the Effective Date; and qualified rollover contributions are vested when received by the Plan Trustee. Contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible
compensation) at any time by contacting the Plan Trustee.   Transfers between
funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon request by the participant to the Plan Trustee.

Distributions

Distributions are recorded when paid.

Other

  All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)   Income Tax Status:

  The Internal Revenue Service ruled on April 29, 1988 that the December 21, 1984 Plan, as amended, qualified in form under Section 401(a) of the Code and the underlying trust is, therefore, exempt from federal income taxes under
Section 501(a) of the Code. The Plan was subsequently audited and accepted by the Internal Revenue Service with no change through December 31, 1990.

  In December 1990, an amended and restated Plan, effective as of January 1, 1991, was adopted by the Board of Directors of the Company. Effective as of June 30, 1991 and October 7, 1993, the first and second amendments, respectively, to the amended and restated Plan were adopted. In January 1994, the second restatement of the Plan was adopted effective January 1, 1994. The Internal Revenue Service has determined and informed the Company by letter dated September 25, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Code.

  Effective as of May 8, 1996, the Plan was again amended and restated. In May 1997, the amended and restated Plan was amended. The changes made in the May 8, 1996 amendment and restatement and the May 1997 amendment were technical in nature, and in the opinion of the Company and its legal counsel, did not require another determination from the Internal Revenue Service concerning the Plan's tax exempt status.

  The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(4)   Related Party Transactions:

  Certain of the investment funds are managed by FMR, an affiliate of the Plan Trustee. Because of this relationship, transactions involving these funds qualify as party-in-interest transactions, as well as transactions in Genentech Common Stock and Participant Loans.

                         Genentech, Inc. Tax Reduction Investment Plan
                                Notes to Financial Statements


(5)  Assets held for investment at December 31, 1996 were as follows:

                                                     Number of
         Name of Issuer                            Shares, Units                        Fair
         and Title of Principal                     or Amount          Cost            Value
_______________________________________________    _____________   ____________    ____________

GENENTECH COMMON STOCK FUND
  Genentech, Inc. -
    Callable Putable Common Stock..............          154,568   $  6,165,697    $  8,292,400

  Fidelity Institutional Cash Portfolio:
    Money Market Fund..........................          111,451        111,451         111,451

FIDELITY MAGELLAN, registered trademark, FUND

  Fidelity Magellan Fund.......................          410,946     30,098,708      33,142,803

FIDELITY GROWTH COMPANY FUND

  Fidelity Growth Company Fund ................          429,070     14,555,751      17,360 152

FIDELITY GROWTH & INCOME PORTFOLIO

  Fidelity Growth & Income Portfolio...........          881,185     21,372,588      27,078,832

FIDELITY INTERMEDIATE BOND FUND

  Fidelity Intermediate Bond Fund..............          290,998      2,989,960       2,933,257

FIDELITY OVERSEAS FUND

  Fidelity Overseas Fund ......................          155,119      4,430,398       4,783,884

FIDELITY BALANCED FUND

  Fidelity Balanced Fund ......................        1,002,517     12,861,795      14,115,444

FIDELITY ASSET MANAGER, trademark, FUND

  Fidelity Asset Manager Fund..................           79,289      1,217,772       1,305,895

FIDELITY ASSET MANAGER: GROWTH FUND

  Fidelity Asset Manager: Growth Fund .........           85,407      1,304,373       1,396,410

FIDELITY ASSET MANAGER: INCOME FUND

  Fidelity Asset Manager:  Income Fund ........           40,197        460,029         466,683

FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

  Retirement Money Market Portfolio............       10,593,850     10,593,850      10,593,850

FIDELITY U.S. EQUITY INDEX PORTFOLIO

  Fidelity U.S. Equity Index Portfolio.........          210,787      4,610,577       5,680,716

PARTICIPANT LOANS

  Loans receivable from participants ..........      $ 3,326,576      3,326,576       3,326,576
                                                                   ____________    ____________

TOTAL INVESTMENTS .............................                    $114,099,525    $130,588,353
                                                                   ============    ============
                                                Page 14

                Report of Ernst & Young LLP, Independent Auditors



To the Participants and Plan Administration Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                             ERNST & YOUNG LLP

San Jose, California
June 5, 1997















                                            Page 15


                                         Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                        Genentech, Inc. Tax Reduction Investment Plan
                           by Genentech, Inc., Plan Administrator




    By:   /S/LOUIS J. LAVIGNE, JR.                 Date:  June 25, 1997
          ___________________________________

          Louis J. Lavigne, Jr.
          Executive Vice President and
          Chief Financial Officer
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/JUDY HEYBOER                          Date:  June 25, 1997
          ___________________________________

          Judy Heyboer
          Senior Vice President - Human Resources
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/MARTY GLICK                           Date:  June 25, 1997
          ___________________________________

          Marty Glick
          Vice President - Finance - Tax and Treasury and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan





















                                            Page 16


                      Index of Supplemental Schedules Filed with Form 11-K
                             For the Year Ended December 31, 1996

                                                                             Sequential
 Schedule                          Description                              Page Numbers
 ________               _______________________________________________     ____________
    I                   Schedule of Assets Held for Investment Purposes           18

    II                  Schedule of Reportable Transactions                       19


























































                                            Page 17


                                                                               SCHEDULE I
                          Genentech, Inc. Tax Reduction Investment Plan
                                            Item 27a
                         Schedule of Assets Held For Investment Purposes
                                       December 31, 1996

                                                Description                          Current
  Identity of Issue                             of Investment         Cost            Value
________________________________________     _________________    ____________    ____________
* GENENTECH COMMON STOCK FUND
  Genentech, Inc. -                             Common stock -
   Callable Putable Common Stock .......        154,568 units     $  6,165,697    $  8,292,400

  Fidelity Institutional Cash Portfolio:        Mutual Fund
    Money Market Fund ..................        111,451 units          111,451         111,451

* FIDELITY MAGELLAN, registered trademark, FUND
                                                Mutual fund -
  Fidelity Magellan Fund................        410,946 shares      30,098,708      33,142,803

* FIDELITY GROWTH COMPANY FUND
                                                Mutual fund -
  Fidelity Growth Company Fund .........        429,070 shares      14,555,751      17,360,152

* FIDELITY GROWTH & INCOME PORTFOLIO
                                                Mutual fund -
  Fidelity Growth & Income Portfolio ...        881,185 shares      21,372,588      27,078,832

* FIDELITY INTERMEDIATE BOND FUND
                                                Mutual fund -
  Fidelity Intermediate Bond Fund ......        290,998 shares       2,989,960       2,933,257

* FIDELITY OVERSEAS FUND
                                                Mutual fund -
  Fidelity Overseas Fund ...............        155,119 shares       4,430,398       4,783,884

* FIDELITY BALANCED FUND
                                                Mutual fund -
  Fidelity Balanced Fund ...............      1,002,517 shares      12,861,795      14,115,444

* FIDELITY ASSET MANAGER, trademark, FUND
                                                Mutual fund -
  Fidelity Asset Manager Fund...........        79,289 shares        1,217,772       1,305,895

* FIDELITY ASSET MANAGER: GROWTH FUND
                                                Mutual fund -
  Fidelity Asset Manager: Growth Fund ..         85,407 shares       1,304,373       1,396,410

* FIDELITY ASSET MANAGER: INCOME FUND
                                                Mutual fund -
  Fidelity Asset Manager: Income Fund ..         40,197 shares         460,029         466,683

* FIDELITY RETIREMENT MONEY MARKET PORTFOLIO
                                                Mutual fund -
  Retirement Money Market Portfolio.....     10,593,850 shares      10,593,850      10,593,850

* FIDELITY U.S. EQUITY INDEX PORTFOLIO
                                                Mutual fund -
  Fidelity U.S. Equity Index Portfolio .        210,787 shares       4,610,577       5,680,716

* PARTICIPANT LOANS

  Loans receivable from participants ...             (1)             3,326,576       3,326,576
                                                                  ____________    ____________

TOTAL INVESTMENTS ......................                          $114,099,525    $130,588,353
                                                                  ============    ============

  (1)  Maturing at various dates through 2011 at interest rates ranging from 8.00% to 12.25%.
   *   Party-in-interest.

                                           Page 18

                                                                                SCHEDULE II
                         Genentech, Inc. Tax Reduction Investment Plan
                                           Item 27d
                             Schedule of Reportable Transactions
                             For the Year ended December 31, 1996


                          Purchases                             Sales
                _________________________  _________________________________________________
                Number of        Purchase   Number of                  Selling         Net
Description     Transactions      Price     Transactions      Cost       Price     Gain/Loss
  of Asset
____________________________   ___________  ___________  ___________  ___________  _________
Genentech
  Common Stock         146     $10,918,480      116      $11,218,964  $11,756,676  $ 537,712

Fidelity
  Magellan Fund        220      11,819,577      187        6,818,123    7,157,565    339,442

Fidelity Growth
  Company Fund         211       6,669,203      141        1,756,130    2,081,578    325,448

Fidelity Growth
  & Income Fund        213       8,847,141      146        2,298,512    2,817,626    519,114

Fidelity
  Balanced Fund        179       3,145,155      146        2,788,893    2,928,358    139,465

Fidelity Retirement
  Money Market Fund    176       4,550,684      168        3,034,724    3,034,724          -

Reportable transactions include any series of transactions that in the aggregate exceed five percent of the fair market value of Plan assets at the beginning of the year.  The transactions can occur on a daily basis.  These transactions represent Category (iii) reportable transactions in accordance with Department of Labor regulations.  There were no other reportable transactions during 1996.




























                                            Page 19

                         Genentech, Inc. Tax Reduction Investment Plan
                            Index of Exhibits Filed with Form 11-K
                             For the Year Ended December 31, 1996



                                                                               Sequential
 Exhibit Number            Description                                       Page Numbers
________________     ______________________________________________          ____________
       23             Consent of Ernst & Young LLP, Independent Auditors,
                      filed with this document                                    21
























































                                            Page 20





SKELETON DRAFT
5-14-97